Exhibit 1.01
Deckers Outdoors Corporation
2014 Conflict Minerals Report

1. Overview
This report has been prepared by Deckers Outdoor Corporation (herein referred to as “Deckers,” the “Company,” “we,” “us,” or “our”) pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. Deckers is a global leader in designing, marketing and distributing innovative footwear, apparel and accessories. The Company’s portfolio of brands includes UGG®, Teva®, Sanuk®, TSUBO®, Ahnu®, MOZO®, and HOKA ONE ONE®. We conducted a reasonable country of origin analysis of our products and found that columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tin, tantalum, and tungsten (“3TG”) are found in very few of our product lines, supplied by just six suppliers. Our investigation confirmed that the minerals used by four of these six suppliers were sourced outside of the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). Despite Deckers’ due diligence efforts, confirmation of the source of all minerals supplied by two suppliers was not possible to verify. Thus, claims by these two suppliers that all 3TG used in their products were sourced outside of the Covered Countries, were not able to be validated by Deckers.
Conflict Minerals Policy
We have adopted a conflict minerals policy which is publicly available on our website at www.deckers.com (Investor Information – Corporate Governance).
Conflict Minerals Inquiries
We have well-established processes to allow interested parties to contact us about conflict minerals and other issues. Contact information is provided on our website at www.deckers.com (Investor Information – Corporate Governance).
Supply Chain
The products that we manufacture are not highly complex, typically containing just a few components that are sourced from a few dozen suppliers. While we do not directly purchase 3TG from any of our suppliers, there are sometimes several tiers between the raw materials and the products made by our direct suppliers. For the few suppliers that do use 3TG in their products, we must rely on them to work with their upstream suppliers in order that they may provide us with accurate information about the smelters used and origin of 3TG in the components we purchase.
We have generally found our suppliers to be supportive of our investigative efforts, and can confirm that several of our suppliers participate in recognized Conflict-Free Smelter programs and/or follow best practices of the Conflict Free Sourcing Initiative (“CFSI”). As we enter into new contracts or renew existing contracts, we now require all suppliers to identify and confirm the source of 3TG used in products supplied to Deckers. Further, we have added 3TG to our Restricted Substances Policy, and require all suppliers to (a) notify the Company prior to shipment if 3TG is utilized in any materials or supplies provided to Deckers; and (b) provide verifiable origin documentation.
In order to determine the origin of any 3TG in our product lines, we focused efforts on all suppliers of metal components, materials or finishes. We developed a questionnaire based on the reporting template developed by the Electronic Industry Citizenship Coalition® (“EICC®”) and the Global e-Sustainability Initiative (“GeSI”), known as the EICC-GeSI Conflict Minerals Reporting Template (the “Questionnaire”). The Questionnaire requires suppliers to certify if 3TG is utilized in any materials or components conveyed to Deckers’ brands and, if so, requires them to determine and disclose the origin of the 3TG. The Questionnaire was conveyed to all targeted suppliers in February 2015. We carefully reviewed each Questionnaire once it was received along with any additional documentation provided to us. We followed up with suppliers to obtain additional sourcing documentation, as needed.
Reasonable Country of Origin Inquiry
We have determined that requesting our suppliers to complete the Questionnaire and provide adequate origin documentation regarding smelters used and origin of raw material qualifies as our reasonable best efforts to determine the locations of origin of 3TG in our supply chain.
Country of Origin of 3TG
Of the total suppliers we surveyed, only six confirmed use of 3TG. For four of these six suppliers we were able to confirm that all 3TG material originated outside of the Covered Countries. The other two suppliers asserted that the 3TG used was, in fact, conflict-free, but we were unable to obtain adequate verification from four of the eighteen smelters used by these suppliers.
Conclusion
After exercising the due diligence described in this report, we have concluded that our supply chain remains “DRC conflict undeterminable.” We reached this conclusion because we have been unable to confirm with certainty the origin of a very small percentage of the 3TG used in our products.
2. Due Diligence
The design of our due diligence process described below conforms in all material respects with the internationally recognized due diligence framework in the 2nd edition of The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, as further set out in the specific guidance for downstream companies contained in the Supplement on Tin, Tantalum, and Tungsten and the Supplement for Gold.

MANAGEMENT SYSTEMS
We have adopted a conflict minerals policy related to sourcing of 3TG, and a management system to support supply chain due diligence related to 3TG. This management system involves requiring certain information from new suppliers, creating an Internal Team, as further described below, which is responsible for conflict mineral due diligence, utilizing available control systems and enhancing diligence efforts through greater record retention.
Required Information from New Suppliers
We require all suppliers to (a) certify their understanding of and compliance with the conflict minerals policy; and (b) provide origin documentation for any 3TG. The Company does not accept any 3TG that is known to be sourced in the Covered Countries.
Internal Team
Our management system includes an executive steering committee that includes a team of subject matter experts across multiple functions such as supplier management, legal and regulatory, global corporate citizenship, and our international organization. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is directed by Deckers’ General Counsel.
Control Systems
We generally do not have a direct relationship with 3TG smelters and refiners. We do, however, participate with other major footwear and apparel manufacturers through the American Apparel and Footwear Association (“AAFA”). Through the AAFA we have access to conflict minerals guidance from various industry-wide initiatives to develop conflict-free supply chains such as the National Association of Manufacturers, the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s Conflict Free Sourcing Program, the iTSCi and the Public Private Alliance for Responsible Minerals Trade (“PPA”).
Our control system includes a company-wide Code of Ethics that outlines expected behaviors for all our employees, Supplier Terms and Conditions that outline expected behaviors and responsibilities for suppliers, a comprehensive Restricted Substances Policy, and as we enter into new supply contracts or renew existing supply contracts, we have added a conflict minerals contract clause that requires suppliers to provide us with information about the source of 3TG and smelters.
Maintain Records
We have established a records retention policy to ensure that relevant materials are preserved for a minimum of 5 years.

IDENTIFY AND ASSESS RISK IN THE SUPPLY CHAIN
We identified and assessed the risks in our supply chain by surveying 100% of our 2014 suppliers of any and all metal materials, components and finishes.
Survey Responses
We received timely responses from 100% of the suppliers surveyed. All responses were provided using our Questionnaire, and were declared at the product level. We reviewed the responses against criteria developed by our Internal Team to determine which required further engagement. For those supplier responses which were incomplete or had inconsistencies within the data reported, we worked directly with the suppliers in an effort to better educate suppliers and secure revised and more accurate responses. The Internal Team followed up on incomplete responses to ensure proper origin documentation. Once the Internal Team was confident that all Questionnaires were complete and accurate, the information provided was analyzed, and the results provided the basis for this report. Questionnaires are stored in our product line management system and linked to the respective vendor’s record.
DESIGN AND IMPLEMENT A STRATEGY TO RESPOND TO RISKS

The Internal Team meets periodically to ensure that the following steps are taken to support our strategy to respond to risks:

•	Briefing senior management about our due diligence efforts and the Internal Team’s risk assessment.

•	Thoroughly reviewing each supplier’s Questionnaire against a criteria developed by our Internal Team to insure accuracy and completeness.

•	Adopting a conflict minerals policy and incorporating the policy into our Restricted Substances Policy.

•
Participating in CFSI educational webinars, and reviewing advisory materials on various topics related to conflict free souring and making relevant materials available to our suppliers to better educate our supply chain.

•	Working directly with suppliers in situations where we determine that their Questionnaire responses are incomplete or inaccurate.

•	Periodically evaluating and enhancing our risk management plan that outlines our responses to identified risks.

The Internal Team, together with senior management, has not identified any instance in which it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with a supplier.

INDEPENDENT THIRD PARTY AUDIT OF SUPPLY CHAIN
We generally do not have a direct relationship with 3TG smelters and refiners and therefore do not perform or direct audits of these entities. In addition, we have not obtained an independent third-party audit on our due diligence process nor is it required for us to do so at this time pursuant to the Rule.

REPORT ON SUPPLY CHAIN DUE DILIGENCE

This Conflict Minerals Report, which constitutes our annual report on our 3TG due diligence, is available on our website at www.deckers.com (Investor Information – Corporate Governance).
3.    Steps to be Taken to Mitigate Risk
We intend to take the following steps to improve the due diligence conducted to further mitigate the risk that the 3TG in our products finance or benefit armed groups in the Covered Countries:

•	Include a conflict minerals flow-down clause in new or renewed contracts with our suppliers.

•	Require 100% of our suppliers to provide us with 3TG sourcing information.

•	Engage with suppliers and direct them to information and training resources to attempt to increase the response rate and improve the timeliness and content of the suppliers’ Questionnaire responses.

•
Engage any suppliers found to be providing us with components or materials containing 3TG from sources that support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict.

•
Terminate agreements with suppliers found to be providing us with components or materials containing 3TG from sources that support conflict in the Covered Countries if alternative sources cannot be utilized.

•	Work with relevant trade associations to define and improve best practices and encourage responsible sourcing of 3TG.

Caution Concerning Forward-Looking Statements
Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” and “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.